Exhibit 99.1

Enthusiast Gaming Provides Update to Senior Management Team

LOS ANGELES, May 01, 2023 -- Enthusiast Gaming Holdings Inc. (Nasdaq: EGLX; TSX: EGLX) (the “Company”), an integrated gaming media and entertainment company, today provided an update on its senior management team.

Tara Fournier: Tara has joined as Chief People Officer. Tara is passionate about the intersection of people, organizations and culture, and the impact of nurturing and developing high performing teams in business. Most recently, Tara was the Chief Talent Officer at Tremor International and Global Head of HR for Amobee. Tara’s 20 years of HR experience spans an array of public and private entities in advertising, technology, entertainment, education, and non-profit organizations, including VIZIO, Zillow Group, Disney, Angels Baseball and the Society for Human Resource Management (SHRM). She also serves on the board of directors of the Professionals in Human Resources Association (PIHRA) as its current President, and as a member of the board of directors of the California Society for Human Resource Management (CalSHRM).

Amanda Rubin: Amanda has been promoted to EVP, Brand Solutions, assuming responsibility for all Direct Sales, Programmatic Media and Sponsorships. Amanda has been with Enthusiast Gaming for four years, most recently serving as SVP, Direct Sales. Prior to joining the Company she was Head of Brand Partnerships at Electronic Arts.

Matt Goodman: Matt has been promoted to EVP, Strategic Partnerships, in addition to his current responsibilities for Customer Success. Matt has been SVP, Customer Success for the past two years, creating break-through tent-pole marketing programs, such as NFL Tuesday Night Gaming. Prior to joining Enthusiast Gaming, Matt worked at Yahoo! as Head of Agency Partnerships.

Scotty Tidwell: Scotty has been promoted to EVP, Content & Creators, reflecting his broad range of responsibilities for creator talent, and the creative and content sides of the business, including Luminosity Gaming (esports) and Storied (creator talent agency). Prior to joining Enthusiast Gaming, Scotty was Chief Community Officer at G Fuel where he helped G Fuel scale to become the top energy drink brand in the gaming sector. Scotty is an experienced gaming and esports executive with over 14 years in the gaming industry.

As part of these announced changes, the Company also announces that Eric Bernofsky and Bill Drolet have left Enthusiast Gaming. Eric served in many different management roles since 2015, most recently as Chief Corporate Officer, and helped lead the Company through significant growth in that time, including the Company’s go-public transactions and numerous mergers and acquisitions. Bill served as Chief Revenue Officer since 2022 and in various other senior roles with the Company since 2020.

The Company thanks Eric and Bill for their contributions over the years and wishes them the very best in their future endeavors.

About Enthusiast Gaming

Enthusiast Gaming is an independent gaming media and entertainment company, building the largest media and content platform for video game players and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: Communities, Content, Creators, Commerce and Experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the diversity of gaming enthusiasts today.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Alex Macdonald, CFO

Enthusiast Gaming Investor Relations:
investors@enthusiastgaming.com